1741 First Avenue South, Third Floor Seattle, WA 98134 voice +1.206.254.0203 fax +1.206.254.0204

Innovating renewables for the future      www.imperiumrenewables.com

January 3, 2008

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Imperium Renewables, Inc.

Withdrawal of Registration Statement on Form S-1 (File No. 333-143192)

Ladies and Gentlemen:

Imperium Renewables, Inc., a Washington corporation (the “Company”), hereby makes application to withdraw its Registration Statement on Form S-1 (File No. 333-143192), including all amendments and exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2007, as amended on June 29, 2007, August 3, 2007, August 21, 2007 and September 13, 2007, to be withdrawn effective immediately.

The Registration Statement is being withdrawn because of unfavorable market conditions. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the prospectus included in the Registration Statement. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c), promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement, with a copy to the Company’s counsel, DLA Piper US LLP, as soon as it is available. The facsimile number of the Company is (206) 254-0204 and the facsimile number of DLA Piper US LLP is (206) 494-1788. If you have any questions with respect to this matter, please contact Mark F. Hoffman, Esq., of DLA Piper US LLP, at (206) 839-4800.

Very truly yours,

IMPERIUM RENEWABLES, INC

By:	/s/ John P. Plaza
John P. Plaza, interim Chief Executive Officer